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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               ----------------

                                 Shopping.com
                               (Name of Issuer)

                               ----------------

                          Common Stock, no par value
                        (Title of Class of Securities)

                               ----------------

                                  82509Q-10-6
                     (CUSIP Number of Class of Securities)

                               ----------------

                               Thomas C. Siekman
             Senior Vice President, General Counsel and Secretary
                          Compaq Computer Corporation
                            20555 State Highway 249
                             Houston, Texas 77070
                                (281) 370-0670
          (Name, Address and Telephone Number of Person authorized to
           Receive Notices and Communications on Behalf of Bidders)

                                   Copy to:

                             Kenton J. King, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                       525 University Avenue, Suite 220
                              Palo Alto, CA 94301
                           Telephone: (650) 470-4500
                           Facsimile: (650) 470-4570

                               January 11, 1999
      (Date of Event Which Requires Filing of Statement on Schedule 13D)

                               ----------------

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

  *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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

 CUSIP No. 82509Q-10-6


  NAMES OF REPORTING PERSONS S.S. OR I.R.S.
  IDENTIFICATION NOS. OF ABOVE PERSONS
 1.

    Compaq Interests, Inc. (76-0550398)
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------

  SEC USE ONLY
 3.
--------------------------------------------------------------------------------

  SOURCES OF FUNDS AF
 4.
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)                                                     [_]
--------------------------------------------------------------------------------

  CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
    Delaware
--------------------------------------------------------------------------------

                              7. SOLE VOTING POWER

                                     None
          NUMBER OF          --------------------------------------------------

           SHARES
                              8.
        BENEFICIALLY             SHARED VOTING POWER
          OWNED BY                   14,020,120 See Item 4
                             --------------------------------------------------

            EACH
          REPORTING           9. SOLE DISPOSITIVE POWER
           PERSON                    None
                             --------------------------------------------------

            WITH
                             10. SHARED DISPOSITIVE POWER
                                     None
--------------------------------------------------------------------------------

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
    14,020,120 See Item 4
--------------------------------------------------------------------------------

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
  SHARES
12.
                                                                         [_]
--------------------------------------------------------------------------------

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13.
    56.0%
--------------------------------------------------------------------------------

  TYPE OF REPORTING PERSON
14.
    CO

 CUSIP No. 82509Q-10-6


  NAMES OF REPORTING PERSONS S.S. OR I.R.S.
  IDENTIFICATION NOS. OF ABOVE PERSONS
 1.

    Compaq Computer Corporation
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------

  SEC USE ONLY
 3.
--------------------------------------------------------------------------------

  SOURCES OF FUNDS WC
 4.
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)                                                     [_]
--------------------------------------------------------------------------------

  CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
    Delaware
--------------------------------------------------------------------------------

                              7. SOLE VOTING POWER

                                     None
          NUMBER OF          --------------------------------------------------

           SHARES
                              8.
        BENEFICIALLY             SHARED VOTING POWER
          OWNED BY                   14,014,120 See Item 4
                             --------------------------------------------------

            EACH
          REPORTING           9. SOLE DISPOSITIVE POWER
           PERSON                    None
                             --------------------------------------------------

            WITH
                             10. SHARED DISPOSITIVE POWER
                                     None
--------------------------------------------------------------------------------

  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
    14,014,120 See Item 4
--------------------------------------------------------------------------------

  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
  SHARES
12.
                                                                         [_]
--------------------------------------------------------------------------------

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13.
    56.1%
--------------------------------------------------------------------------------

  TYPE OF REPORTING PERSON
14.
    CO

Item 1. Security and Issuer.

  This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the common stock, no par value (the "Shares"), of Shopping.com, a California corporation (the "Company"). The address of the Company's principal executive offices is 2101 East Coast Highway, Garden Level, Corona Del Mar, California, 92625.

Item 2. Identity and Background.

  (a)--(c), (f) This Statement is being filed by Compaq Computer Corporation, a Delaware corporation ("Parent"), and Compaq Interests, Inc., a Delaware corporation ("Purchaser"), and an indirect, wholly owned subsidiary of Parent. The information set forth in the "INTRODUCTION" and "Section 9--Certain Information Concerning Parent and Purchaser" of Purchaser's Offer to Purchase, dated as of January 15, 1999 (the "Offer to Purchase"), is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and are incorporated herein by reference.

  (d)--(e) During the past five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in
Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

  The information set forth in "Section 10--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 4. Purpose of the Transaction.

  (a)--(g), (j) The information set forth in the "INTRODUCTION," "Section 11-- Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" and "Section 12--Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

  (h)--(i), (j) The information set forth in the "Section 7--Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

  Except as set forth in this Item 4, neither Parent nor Purchaser has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

  (a) The information set forth in "Section 9--Certain Information Concerning Parent and Purchaser" and "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements" of the Offer to Purchase is incorporated herein by reference.

  (b) The number of Shares of the Company beneficially owned by each of Parent and Purchaser: (i) with respect to which there is sole voting power is none,
(ii) with respect to which there is shared voting power is 14,014,120, (iii) with respect to which there is sole dispositive power is none, and (iv) with respect to which there is shared dispositive power is none.

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

  (c) Except as set forth in Item 4, neither Parent nor Purchaser has effected any transactions in the Shares during the past 60 days.

  (d)--(e) Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  The information set forth in the "INTRODUCTION," "Section 9--Certain Information Concerning Parent and Purchaser," "Section 10--Source and Amount of Funds," "Section 11--Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements," "Section 12--Plans for the Company; Other Matters" and "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

  The following documents are incorporated by reference from the Schedule 14D-1 Tender Offer Statement filed pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934 by Compaq Computer Corporation and Compaq Interests, Inc. on January 15, 1999.

 (a)(1)  Offer to Purchase, dated January 15, 1999.

 (a)(2)  Letter of Transmittal.

 (a)(3)  Letter for use by Brokers, Dealers, Banks, Trust Companies and
         Nominees to their Clients.

 (a)(4)  Letter to Clients.

 (a)(5)  Notice of Guaranteed Delivery.

 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.

 (a)(7)  Press Release issued by Parent, dated January 11, 1999.

 (a)(8)  Form of Summary Advertisement, dated January 15, 1999.

 (a)(9)  Fairness Opinion of Trautman Kramer & Company, dated January 11, 1999.

 (c)(1)  Agreement and Plan of Merger, dated January 11, 1999, by and between
         Parent and the Company.

 (c)(2) Shareholder Agreement, dated January 11, 1999, by and between Parent and Robert McNulty.

 (c)(3) Shareholder Agreement, dated January 11, 1999, by and between Parent and Cyber Depot.

 (c)(4) Shareholder Agreement, dated January 11, 1999, by and between Parent and Kipling Isle.

 (c)(5) Shareholder Agreement, dated January 11, 1999, by and between Parent and Paul Hill.

 (c)(6) Shareholder Agreement, dated January 11, 1999, by and between Parent and Ed Bradley.

 (c)(7) Shareholder Agreement, dated January 11, 1999, by and between Parent and Mark Winkler.

 (c)(8) Shareholder Agreement, dated January 11, 1999, by and between Parent and Kristine Webster.

 (c)(9) Shareholder Agreement, dated January 11, 1999, by and between Parent and John Markley.

 (c)(10) Shareholder Agreement, dated January 11, 1999, by and between Parent and Frank Denny.

 (c)(11) Shareholder Agreement, dated January 11, 1999, by and between Parent and Pat Demicco.

 (c)(12) Shareholder Agreement, dated January 11, 1999, by and between Parent and Randy Read.

 (c)(13) Stock Option Agreement, dated January 11, 1999, by and between Parent and the Company.

 (d)     None

 (e)     Not applicable.

 (f)     None.

                                  SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 1999

                                          Compaq Computer Corporation

                                          By: /s/ Earl L. Mason
                                             _________________________________
                                          Name:   Earl L. Mason
                                          Title:  Senior Vice President and
                                                  Chief Financial Officer

                                  SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 1999

                                          Compaq Interests, Inc.

                                          By: /s/ Earl L. Mason
                                             _________________________________
                                          Name:   Earl L. Mason
                                          Title:  President

                                 EXHIBIT INDEX

 Exhibit
  Number  Exhibit
 -------- -------
 *(a)(1)  Offer to Purchase, dated January 15, 1999.
 *(a)(2)  Letter of Transmittal.
 *(a)(3)  Letter for use by Brokers, Dealers, Banks, Trust Companies and
          Nominees to their Clients.
 *(a)(4)  Letter to Clients.
 *(a)(5)  Notice of Guaranteed Delivery.
 *(a)(6)  Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9.
 *(a)(7)  Press Release issued by Parent, dated January 11, 1999.
 *(a)(8)  Form of Summary Advertisement, dated January 15, 1999.
 *(a)(9)  Fairness Opinion of Trautman Kramer & Company, dated January 11,
          1999.
 *(c)(1)  Agreement and Plan of Merger, dated January 11, 1999, by and between
          Parent and the Company.
 *(c)(2)  Shareholder Agreement, dated January 11, 1999, by and between Parent and Robert McNulty.
 *(c)(3)  Shareholder Agreement, dated January 11, 1999, by and between Parent and Cyber Depot.
 *(c)(4)  Shareholder Agreement, dated January 11, 1999, by and between Parent and Kipling Isle.
 *(c)(5)  Shareholder Agreement, dated January 11, 1999, by and between Parent and Paul Hill.
 *(c)(6)  Shareholder Agreement, dated January 11, 1999, by and between Parent and Ed Bradley.
 *(c)(7)  Shareholder Agreement, dated January 11, 1999, by and between Parent and Mark Winkler.
 *(c)(8)  Shareholder Agreement, dated January 11, 1999, by and between Parent and Kristine Webster.
 *(c)(9)  Shareholder Agreement, dated January 11, 1999, by and between Parent and John Markley.
 *(c)(10) Shareholder Agreement, dated January 11, 1999, by and between Parent and Frank Denny.
 *(c)(11) Shareholder Agreement, dated January 11, 1999, by and between Parent and Pat Demicco.
 *(c)(12) Shareholder Agreement, dated January 11, 1999, by and between Parent and Randy Read.
 *(c)(13) Stock Option Agreement, dated January 11, 1999, by and between Parent and the Company.
  (d)     None.
  (e)     Not applicable.
  (f)     None.

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*  Incorporated by reference from the Schedule 14D-1 Tender Offer Statement filed pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934 by Compaq Computer Corporation and Compaq Interests, Inc. on January 15, 1999.